Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	ClubCorp, Inc.
a)	Operating in the hospitality line of business
b)	Names of:
i)	325 consolidated wholly owned subsidiaries operating in the United States have been omitted; and
ii)	23 consolidated wholly owned subsidiaries operating in foreign countries have been omitted.